UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Fomento Económico Mexicano, S.A. de C.V.

(Name of Issuer)

American Depositary Shares, each representing 10 BD Units,
each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value

(Title of Class of Securities)

344419106 (1)

(CUSIP Number)

December 10, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  CUSIP number is for the American Depositary Shares only.

CUSIP No. 344419106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 108,100,000 Series B Shares; 216,200,000 Series D-B Shares; 216,200,000 Series D-L Shares(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 108,100,000 Series B Shares; 216,200,000 Series D-B Shares; 216,200,000 Series D-L Shares(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,100,000 Series B Shares; 216,200,000 Series D-B Shares; 216,200,000 Series D-L Shares(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2% of Series B Shares; 5.0% of Series D-B Shares; 5.0% of Series D-L Shares(1)

12.	Type of Reporting Person (See Instructions) OO

(1)   Cascade Investment, L.L.C. (“Cascade”) owns 10,810,000 American Depositary Shares (“ADS”) of Fomento Económico Mexicano, S.A. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  All ADSs owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the ADSs owned by Cascade.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by Cascade or Mr. Gates.

CUSIP No. 344419106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 108,100,000 Series B Shares; 216,200,000 Series D-B Shares; 216,200,000 Series D-L Shares(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 108,100,000 Series B Shares; 216,200,000 Series D-B Shares; 216,200,000 Series D-L Shares(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,100,000 Series B Shares; 216,200,000 Series D-B Shares; 216,200,000 Series D-L Shares(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2% of Series B Shares; 5.0% of Series D-B Shares; 5.0% of Series D-L Shares(1)

12.	Type of Reporting Person (See Instructions) IN

(1)   Cascade Investment, L.L.C. (“Cascade”) owns 10,810,000 American Depositary Shares (“ADS”) of Fomento Económico Mexicano, S.A. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  All ADSs owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the ADSs owned by Cascade.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by Cascade or Mr. Gates.

Item 1.
	(a)	Name of Issuer Fomento Económico Mexicano, S.A. de C.V. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices General Anaya No. 601 Pte. Colonia Bella Vista Monterrey, NL 64410 Mexico

Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III.
	(b)	Address of Principal Business Office or, if none, Residence Cascade – 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates – One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship Cascade is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities American Depositary Shares, each representing 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value.
	(e)	CUSIP Number 344419106 (1)

(1) CUSIP number is for the American Depositary Shares only.
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2007

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name	Michael Larson (1)
	Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Date: December 20, 2007

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name	Michael Larson (1)
	Title:	Attorney-in-fact

(1)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.